
SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C. 152 SECTION

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



Form 11-K

03025677

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 *(NO FEE REQUIRED)*

For the year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 *(NO FEE REQUIRED)*

For the transition period from _________ to _________

Commission File No. 1-14161

KeySpan Energy 401(k) Plan For Union Employees
(Full title of the Plan)

KeySpan Corporation
(Name of issuer of the securities held pursuant to the Plan)

One MetroTech Center
Brooklyn, NY 11201-3385
(Address of principal executive office)

KeySpan Energy 401(k) Plan For Union Employees

Independent Auditors' Report

Financial Statements
As of December 31, 2002 and 2001,
Year Ended December 31, 2002
Supplemental Schedules
As of and for the Year Ended December 31, 2002

KEYSPAN ENERGY 401(k) PLAN FOR UNION EMPLOYEES

TABLE OF CONTENTS

Schedules required under the Employee Retirement Income Security Act of 1974 ("ERISA"), other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Investment Review Committee of
KeySpan Corporation

We have audited the accompanying statements of net assets available for benefits of the KeySpan Energy 401(k) Plan for Union Employees (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held at end of year as of December 31, 2002 and (2) nonexempt transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic 2002 financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 13, 2003

KEYSPAN ENERGY 401(k) PLAN FOR UNION EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments, at fair value	$393,248,531	$411,604,574
Participant loans receivable	24,168,372	23,895,416
	417,416,903	435,499,990
Receivables:		
Participant contribution receivable	382,408	911,104
Employer contribution receivable	37,830	98,431
	420,238	1,009,535
NET ASSETS AVAILABLE FOR BENEFITS	$417,837,141	$436,509,525

See notes to financial statements.

KEYSPAN ENERGY 401(k) PLAN FOR UNION EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:	
Net investment (loss) income:	
Net depreciation on investments	$ (50,493,770)
Interest and dividends	14,637,444
Net investment loss	(35,856,326)
Contributions:	
Participants	32,589,895
Employer	3,225,189
Rollovers	130,832
Total contributions	35,945,916
Total additions	89,590
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:	
Benefits paid to participants	(16,055,866)
Net assets transferred out to the Management Plan	(2,706,108)
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(18,672,384)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of Year	436,509,525
End of Year	$417,837,141

See notes to financial statements.

KEYSPAN ENERGY 401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002

1. DESCRIPTION OF THE PLAN

The following description of the KeySpan Energy 401(k) Plan for Union Employees (the "Plan") available to eligible employees of KeySpan Corporation (the "Company" or "KeySpan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General - The Plan was approved by the shareholders of the Company at the annual meeting of shareholders on February 3, 1983. The Plan provides for eligible employees of the Company and its wholly-owned subsidiaries to become participants of the Plan. All employees are eligible to participate in the Plan immediately upon hire. The recordkeeper, custodian and the trustee of the Plan is the Vanguard Fiduciary Trust Company (the "Vanguard Group" or "Vanguard"). The Plan is a defined contribution plan and is subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA").

On September 30, 1999, the Board of Directors of the Company approved the amendment and restatement of the Plan. As a result, the assets of the participants of the former Long Island Lighting Company Capital Accumulation Plan for Union Employees were merged with the Plan.

The Investment Review Committee (the "Committee"), at the meeting held on September 20, 2000, approved the merger of the Eastern Enterprises, Colonial Gas and EnergyNorth 401(k) Plans with the Plan, effective as soon as practicable, following the date of acquisition. On April 11, 2001, the Committee approved the new Participating Employer List resulting from KeySpan's holding company structure and the acquisition of Eastern Enterprises.

Effective January 1, 2002, the Investment Review Committee approved the following: 1) increase the maximum amount that participants can contribute in accordance with Internal Revenue Service ("IRS") regulations ($11,000 for 2002, increasing by $1,000 each year until 2006); 2) increase the contribution limit to 50% of compensation, up to the IRS maximum limit; 3) reduce the hardship withdrawal waiting period from 12 months to 6 months; and 4) a new Employee Stock Ownership Plan be created within the 401(k), which allows participants in the Plan to choose to reinvest their dividends in Company Common Stock or to receive the dividends in cash.

On July 2, 2002, KeySpan sold one of its subsidiaries, Midland Enterprises LLC, to Ingram Industries, Inc. Employees under this subsidiary were not eligible to participate in the Plan as of the date of the sale.

Contributions - All eligible employees contributing to the Plan will receive employer contributions and a 10% discount on the KeySpan Common Stock Fund ("Company Common Stock") on the first of the month following completion of twelve months of service. Additionally, all eligible employees will receive matching contributions in Company Common Stock regardless of where employees choose to invest their contributions. The match and discount amounts may be transferred out of Company Common Stock immediately. There are no holding periods or restrictions with respect to Company Common Stock. All other contributions are participant-directed.

All participants of the Plan may elect to have their compensation reduced by not less than 1% and no more than 50% (in multiples of 1%), not to exceed the limitation imposed by Section 402(g) of the Internal Revenue Code, and contributed to the Plan on the participants' behalf by the Company. Such contributions reduce the amount of the participants' salary subject to current Federal income tax and, subject to applicable laws, state and local income taxes. Such contributions are subject to Social Security taxes.

All contributions under the Plan are held in a trust fund with trustees who are appointed by the Board of Directors and are members of the Committee. The Committee is also the administrative committee of the Plan. The Plan makes available the funds in which participants may invest. Such investment options may be changed from time to time.

Rollover Contributions - If a participant of the Plan receives a lump-sum distribution from a qualified savings or profit sharing plan of a previous employer or plan, a "rollover" contribution by the participant of the amount of the lump-sum distribution may be made to the Plan.

Participant Accounts - Individual accounts are maintained for each participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution and discount on Company Common Stock, if applicable, and allocations of (1) Company discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account as provided in the Plan Document.

Vesting and Forfeitures - Participants will be 100% vested in employer match and discount contributions on the earlier to occur of (i) the participant's completion of three (3) years of service with the Company, (ii) the participant's retirement from the Company or (iii) the death of the participant. A participant will be 100% vested immediately in his or her deferred cash contributions, rollover/transfer contributions, and earnings thereon, if any. If a participant does not vest, such participant will forfeit the match and discount, and any earnings thereon into a forfeiture account. The forfeiture account is maintained by Vanguard and is used to reduce future employer contributions and Plan expenses.

Effective with the date of acquisition, an employee who was a participant of Eastern Enterprises, Colonial Gas and EnergyNorth (and all subsidiaries of the aforementioned companies that participate in the Plan) will be 100% vested in matching contributions made on the participant's behalf, including discount on Company Common Stock and discount on dividends attributable to such stock. An employee who was hired after this date will be subject to the current KeySpan vesting schedule.

Investments – Certain participants have an opportunity to acquire shares of Company Common Stock ($.01 par value) at a 10% discount. In addition to Company Common Stock, participants may invest in other investment options (collectively, the "Funds").

At the direction of the participants, Plan assets are invested in the KeySpan Common Stock Fund, and/or one or more of the following Funds from the Vanguard Group, namely: Vanguard Windsor Fund, Vanguard 500 Index Fund, Vanguard Retirement Savings Trust, Vanguard Explorer Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard Windsor II Fund, Vanguard PRIMECAP Fund, Vanguard International Growth Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund. Participants should refer to the applicable Fund's prospectus for a complete description of each Fund.

Participant Loans - Participants may borrow a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participants' account balance from the Plan (only employee deferred cash contributions, rollover/transfer contributions and earnings thereon are used to determine the maximum loan amount that can be taken). Currently, no more than two loans are allowed outstanding at the same time. General purpose loans are payable over a period not to exceed five years, and bear interest at the prime rate plus 1% (prime rate at the time the loan is requested). Currently, participants may also amortize a loan for their primary residence over a fifteen-year period, which bears interest at the prime rate plus 1%. The loans are secured by the participants' interest in the Plan.

Payment of Benefits - On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account, or annual installments. For termination of service for other reasons, a participant may receive the value of the participant's vested account as a lump-sum distribution.

Trustees - The Vanguard Fiduciary Trust Company was appointed to act as the trustee under the Plan to receive and hold Company Common Stock and the investment of contributions in the other funds as described herein and in the Plan Document. Pursuant to a trust document executed by the trustee, the trustee is subject to the same fiduciary responsibility to the Plan's participants as an independent trustee. The Committee continues to be the Plan Administrator and trustee for the KeySpan Energy Preferred Stock Fund.

Plan Termination - Although the Company has not expressed any intent to do so, it may terminate the Plan at any time, subject to the terms and conditions of each respective bargaining agreement. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investment options. The Plan's mutual funds invest in various securities including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the statement of net assets available for plan benefits.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds and common and collective trusts are valued at quoted market prices, which represent the net asset value of shares held by the Plan on the last business day of the year.

Amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at that fair value. The approximate value of the KeySpan Common Stock Fund is the quoted market price of the Company's common stock. The KeySpan Common Stock Fund is divided into fund units. Each unit represents a portion of ownership in the fund and consists primarily of shares of Company Common Stock and a small cash balance so that transactions can be processed daily. The KeySpan Preferred Stock is not publicly traded, is recorded at par value of $100 and pays a 6 % dividend semi-annually.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

The loans to participants are the total outstanding principal balance due from participants for loans taken from individual accounts.

Administrative Expenses - Expenses for the administration of the Plan are paid for either by the Plan Sponsor or the Plan as stated in the Plan Document. KeySpan and its subsidiaries are charged for their expenses related to administration of the Plan as well as for matching contributions and discounts on Company Common Stock.

Payment of Benefits - Benefits to participants are recorded when paid.

3. INVESTMENTS EXCEEDING 5% OF NET ASSETS

The following investments represent five percent or more of the Plan's net assets available as of December 31, 2002 and 2001:

	2002	2001
KeySpan Stock Funds:		
*KeySpan Common Stock Fund, 2,293,165 and 2,135,098 units, respectively**	$80,581,813	$73,831,684
Common and Collective Trust:		
Vanguard Retirement Savings Trust, 109,380,719 and 97,775,421 shares, respectively**	109,380,719	97,775,421
Mutual Funds:		
Vanguard PRIMECAP Fund, 1,445,173 and 1,425,304 shares, respectively**	55,870,398	73,431,679
Vanguard 500 Index Fund, 325,575 and 304,767 shares, respectively**	26,420,412	32,271,785
Vanguard Windsor II Fund, 1,253,239 and 1,207,566 shares, respectively**	26,067,376	30,901,610
Vanguard Windsor Fund, 2,063,144 and 2,053,060 shares, respectively**	24,757,726	32,109,852
Participant loans**	24,168,372	23,895,416

*Nonparticipant-directed
**Permitted party-in-interest

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $50,493,770 as follows:

KeySpan Common Stock	$ 1,265,386
Mutual funds	(51,759,156)
	$ (50,493,770)

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments, for the year ended December 31, 2002 are as follows:

KeySpan Common Stock Fund

Net assets, beginning of year	$ 73,831,684
Changes in net assets:	
Net appreciation in investment	1,265,386
Dividend income	3,883,742
Employer contributions	3,191,171
Participant contributions	6,430,079
Participant loan repayments	4,085,447
Net assets transferred out	(738,632)
Benefits paid to participants	(1,966,854)
Participant loan withdrawals	(3,037,138)
Transfers to participant-directed investments	(6,363,072)
Net change	6,750,129
End of year	$ 80,581,813

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Administrator, by a letter dated January 15, 2003, that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision of income taxes has been included in the Plan's statement of changes in net assets available for benefits.

6. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common and collective trust managed by the asset custodian, trustee, and recordkeeper, the Vanguard Group, as defined by the Plan and therefore these transactions qualify as party-in-interest transactions. The Plan's investment in Company Common Stock during the Plan year ended December 31, 2002 and 2001, are also party-in-interest transactions. Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the Code and the rules and prohibited transactions of ERISA.

At December 31, 2002 and 2001, the Plan held 2,293,165 units and 2,135,098 units, respectively, of KeySpan Common Stock with a cost basis of $66,763,708 and $73,831,684, respectively. During the year ended December 31, 2002, the Plan recorded dividend income of $3,883,742.

7. PARTY-IN-INTEREST TRANSACTION

KeySpan remitted certain March 2002 contributions for five participants totaling $516 to the trustee on February 7, 2003, which was later than required by the D.O.L. Regulation 2510.3-102. The Company forwarded additional funds in the amount of $45 to compensate for participants' lost earnings.

8. SUBSEQUENT EVENTS

Effective January 1, 2003, the Investment Review Committee approved catch-up contributions for employees age 50 and over.

Effective January 1, 2003, the match for KeySpan Home Energy Services Local 1049 changed from $0 to 1/3 of the first $30 of weekly contributions and a 10% discount on the purchase of Company Common Stock.

* * * * * *

KEYSPAN ENERGY 401(K) PLAN FOR UNION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, ITEM 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2002

	Identity of Issue, Borrower, Lessor or Similar Party, and Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Number of Units/Shares	Current Value
*	KeySpan Common Stock Fund	$ 66,763,708	2,293,165	$ 80,581,813
*	KeySpan Preferred Stock Fund	5,392,552	53,926	5,392,600
*	**Vanguard Funds:**			
	Vanguard Retirement Savings Trust		109,380,719	109,380,719
	Vanguard PRIMECAP Fund		1,445,173	55,870,398
	Vanguard 500 Index Fund		325,575	26,420,412
	Vanguard Windsor II Fund		1,253,239	26,067,376
	Vanguard Windsor Fund		2,063,144	24,757,726
	Vanguard Total Bond Market Index Fund		1,887,544	19,592,710
	Vanguard Explorer Fund		332,277	15,115,272
	Vanguard LifeStrategy Moderate Growth Fund		1,005,553	13,947,021
	Vanguard U.S. Growth Fund		424,018	5,113,659
	Vanguard International Growth Fund		382,206	4,647,627
	Vanguard LifeStrategy Growth Fund		269,076	3,863,936
	Vanguard LifeStrategy Conservative Growth Fund		194,794	2,497,262
				393,248,531
*	Participant Loans Receivable (maturing 2003 to 2020 at interest rates of 5.75% to 11.00%)			24,168,372
	Total			$417,416,903

*Permitted party-in-interest

KEYSPAN ENERGY 401(K) PLAN FOR UNION EMPLOYEES

FORM 5500, SCHEDULE G, PART III
SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

a) Identity of Party Involved	b) Relationship to Plan or Other Party-In-Interest	c) Description of Transaction d) Current Value of Asset
KeySpan Corporation	Employer/Plan Sponsor	Contributions for five participants were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. March 2002 contributions totaling $516 were invested on February 7, 2003 along with earnings of $45.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KeySpan Energy 401(k) Plan for
Union Employees

BY: 

Michael J. Taunton
Vice President and Treasurer
KeySpan Corporation

Date: June 26, 2003

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte
& Touche

Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-40472 of KeySpan Corporation on Form S-8 of our report dated June 13, 2003, appearing in this Annual Report on Form 11-K of the KeySpan Energy 401(k) Plan for Union Employees for the year ended December 31, 2002.

Deloitte & Touche LLP

June 26, 2003

Deloitte
Touche
Tohmatsu